UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )1

Servotronics, Inc.

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

817732100

(CUSIP Number)

PAUL L. SNYDER III

BEAVER HOLLOW WELLNESS, LLC

401 East Amherst Street

Buffalo, New York 14215

(716) 316-5964

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 817732100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS BEAVER HOLLOW WELLNESS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 294,643
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 294,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

(1)

The Estate of Nicholas D. Trbovich, Sr. (the “Estate”) and certain of its affiliates have each separately filed a Schedule 13D on December 12, 2022. The Estate is a member of Beaver Hollow Wellness, LLC (“BHW”) and holds 50% of the issued and outstanding membership interests of BHW. With the exception of the 294,643 shares of Common Stock reported herein held by BHW, BHW expressly disclaims the existence of, and membership in, a group with the Estate and its affiliates.

(2)

BHW issued membership interests to the Estate in exchange for the contribution of 294,643 shares of the Common Stock (the “Contribution and Exchange”). Following the Contribution and Exchange transaction, the Estate holds fifty percent (50%) of the issued and outstanding membership interests of BHW.

1	NAME OF REPORTING PERSONS FOUNDERS SOFTWARE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 294,643
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 294,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON CO

(1)

The Estate and certain of its affiliates have each separately filed a Schedule 13D on December 12, 2022. The Estate is a member of BHW and holds 50% of the issued and outstanding membership interests of BHW. With the exception of the 294,643 shares of Common Stock reported herein held by BHW, BHW expressly disclaims the existence of, and membership in, a group with the Estate and its affiliates.

(2)

BHW and the Estate entered into the Contribution and Exchange. Following the Contribution and Exchange transaction, the Estate holds fifty percent (50%) of the issued and outstanding membership interests of BHW.

1	NAME OF REPORTING PERSONS PAUL L. SNYDER III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 294,643
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 294,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IN

(1)

The Estate and certain of its affiliates have each separately filed a Schedule 13D on December 12, 2022. The Estate is a member of BHW and holds 50% of the issued and outstanding membership interests of BHW. With the exception of the 294,643 shares of Common Stock reported herein held by BHW, BHW expressly disclaims the existence of, and membership in, a group with the Estate and its affiliates.

(2)

BHW and the Estate entered into the Contribution and Exchange. Following the Contribution and Exchange transaction, the Estate holds fifty percent (50%) of the issued and outstanding membership interests of BHW.

Item	1. Security and Issuer.

This statement relates to the common stock, par value $0.20 per share (the “Common Stock”), of Servotronics, Inc., a Delaware corporation (the “Issuer” or “Servotronics”). The address of the principal executive offices of the Issuer is 1110 Maple Street, Elma, New York 14059.

Item	2. Identity and Background.

(a)	This statement is filed by:

(i)	Beaver Hollow Wellness, LLC, a New York limited liability company (“BHW”), with respect to the shares of Common Stock directly held by BHW;

(ii)

Founders Software, Inc., a Nevada corporation (“Founders Software”), which is a member of, and holder of 50% of the issued and outstanding membership interest of, BHW, with respect to the shares of Common Stock directly held by BHW;

(iii)

Paul L. Snyder III (“PLS”), who serves as Chief Executive Officer of BHW and the indirect, majority shareholder and Chairman of the Board of Directors of Founders Software, with respect to the shares of Common Stock directly held by BHW;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of BHW, Founders Software and PLS is 401 East Amherst Street, Buffalo, New York 14215.

(c) The principal business of BHW is the ownership and leasing of real property and the management of other assets. The principal business of Founders Software is its operation as a software development company. The principal occupation of PLS is serving as the Chairman of Founders Software and as the Chief Executive Officer of BHW.

(d) During the last five years, Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BHW is a New York limited liability company. Founders Software is a Nevada corporation. Mr. Snyder is a citizen of the United States of America.

Item	3. Source and Amount of Funds or Other Consideration.

The Estate contributed 294,643 shares of Common Stock (the “Contributed Shares”) to BHW in exchange for the issuance by BHW to the Estate of limited liability company membership interests in BHW constituting fifty percent (50%) of the issued and outstanding limited liability company membership interests of BHW (the “Contribution and Exchange”).

Item	4. Purpose of Transaction.

BHW and the Estate each engaged in the Contribution and Exchange transaction involving the contribution by the Estate of the Contributed Shares to BHW with a view and an objective of diversifying their respective asset portfolios.

The Reporting Persons hold the Contributed Shares of the Issuer for investment purposes. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Contributed Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the businesses or assets of the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional shares of capital stock of the Issuer, selling some or all of the Contributed Shares, engaging in short selling of or any hedging or similar transaction with respect to the Contributed Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

Item	5. Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of the shares of Common Stock reported as owned pursuant to this Schedule 13D is based upon 2,510,042 shares of Common Stock issued and outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The Voting Agreement (as defined in Item 6) may result in the Reporting Persons being deemed a “group” with the Estate and its affiliates (collectively, the “Applicable Persons”). The Applicable Persons are each separately reporting their beneficial ownership of the Common Stock on Schedules 13D with the SEC and reference is hereby made to such filings for the beneficial ownership of Common Stock of such other Applicable Persons and any changes thereto. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned by the Applicable Persons.

(c) Other than the Contribution and Exchange Transaction on December 6, 2022, the Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.

(d) In addition to the Reporting Persons, the Estate and its affiliates participate in the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Contributed Shares as reflected in the Voting Agreement (as such term is defined in Item 6 of this Schedule 13D).

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Contribution and Exchange, the Estate and Founders Software entered into a Voting Agreement dated as of December 6, 2022 (the “Voting Agreement”) which governs the voting, transfer, direction of dividend and disposal rights of the Contributed Shares.

The foregoing description of the Voting Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described in this Item 6 and the Joint Filing Agreement attached hereto as Exhibit 99.2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item	7. Material to be Filed as Exhibits.

Exhibit 99.1	Voting Agreement, dated as of December 6, 2022.

Exhibit 99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2022

BEAVER HOLLOW WELLNESS, LLC.

By:	/s/ Paul L. Snyder III
Name: Paul L. Snyder III
Title: Chief Executive Officer

FOUNDERS SOFTWARE, INC.

By:	/s/ Paul L. Snyder III
Name: Paul L. Snyder III
Title: Chairman

/s/ Paul L. Snyder III
Paul L. Snyder III